SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2021 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On March 10, 2021, Mr. Ofir Baharav notified the board of directors of Nano Dimension Ltd. (the “Company”) regarding his resignation from his position as a member of the Board of Directors (the “Board”) of the Company. Mr. Baharav’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

On March 10, 2021, the Board appointed Mr. Yoav Stern to the Board, effective immediately, to fill the vacancy created by the resignation of Mr. Baharav. Mr. Stern shall serve on the Board until the next annual general meeting of the Company’s shareholders where Class III directors are re-elected.

Attached hereto and incorporated herein are (i) the Registrant’s press release issued on March 11, 2021, titled “Nano Dimension Announces President & CEO Yoav Stern’s Appointment to the Board of Directors,” as Exhibit 99.1, and (ii) the Registrant’s press release issued on March 11, 2021, titled “Nano Dimension Reports 2020 Fourth Quarter and Full Year 2020 Financial Results,” as Exhibit 99.2.

The first paragraph and the section titled “Forward-Looking Statements” of Exhibit 99.1, and the first two paragraphs and the sections titled “Corporate Updates,” “Fourth Quarter 2020 Financial Results,” “Full Year 2020 Financial Results,” “Balance Sheet Highlights” and “Forward-Looking Statements” of Exhibit 99.2 are incorporated by reference into the registration statements on Form F-3 (File No. 333-233905, 333-251155 and 333-252848) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on March 11, 2021, titled “Nano Dimension Announces President & CEO Yoav Stern’s Appointment to the Board of Directors.”
99.2	Press Release issued by Nano Dimension Ltd. on March 11, 2021, titled “Nano Dimension Reports 2020 Fourth Quarter and Full Year 2020 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: March 11, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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